                                           FILED BY SUIZA FOODS
                                           CORPORATION PURSUANT TO
                                           RULE 425 OF THE SECURITIES
                                           ACT OF 1933 AND DEEMED
                                           FILED PURSUANT TO RULE
                                           14a-12 OF THE SECURITIES
                                           EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY:  DEAN FOODS COMPANY
                                           COMMISSION FILE NO. 1-08262



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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION



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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.



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                           The communication filed herewith is a transcript of
                           Suiza's annual meeting held on May 17, 2001.

(Michelle)        Forum is present for purposes of conducting business at this meeting and I declare that the meeting is legally convened and ready to transact business. The poll for each matter to be voted on at this meeting are now open. All stockholders as of the close of business on March 19, 2001 are entitled to vote at this meeting, either in person or by proxy, and each shareholder is entitled to one vote for each share held in his or her name. We have asked that each of you sign the register to determine how many shares are present at the meeting. If you intend to file a proxy at this meeting and you have not already signed the register, please do so now so that our inspector of election can determine the total number of shares entitled to vote at the meeting. As we stated in our notice of this meeting, we have three matters to be considered and acted upon today: The reelection of Alan Bernon, Gregg Engles,
                  Joseph Hardin, and Gene Pender as members of our Board of Directors, an increase in the number of shares of common stock issuable under our employee stock purchase plan from 250,000 to 500,000, and the ratification of our Board of Directors' selection of Deloitte & Touche as our independent auditors for 2001. Is there any discussion concerning any of the matters before the meeting? If not then we will begin the voting process. Please vote only if you have not already given a proxy or if you intend to revoke a proxy that you have already given. If you need a ballot, please raise your hand and we will ask that Mark Asbury provide one to you. While the inspector of election is counting the ballots, I'll turn the meeting back over to Gregg and Barry who will make a brief presentation on our operations and recent developments. But before they begin, I would like to remind you all that the forward-looking statements that they will make in their presentation are subject to the provision of the Securities
                  Litigation Reform Act of 1995. These statements will include disclosure of our sales and earnings targets for 2001, as well as our expectations regarding other aspects of our business, such as our branded product initiatives and the timing of the completion of our proposed merger with Dean Foods. All of these statements involve risks and uncertainties that may cause actual results to differ materially from the statements made in today's presentation. Information containing those...concerning those risks is contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2001.
                  Also, I will remind you that completion of our transaction with Dean Foods is subject to the receipt of regulatory approvals and to the approval of the majority of our stockholders and those of Dean Foods. Once we have received our regulatory approval we will distribute a joint proxy statement to all of our shareholders. We urge you to read that joint proxy statement very carefully as it will contain important information that you will need to consider before voting. You will be able to obtain that joint proxy statement from the SEC directly or by calling us, or if you are a registered shareholder it should be mailed to you directly.
                  Thank you very much and with that I'll turn it over to Gregg and Barry.



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(Gregg)           Thank you, Michelle. Um, we'd now like to make a brief
                  presentation regarding the company: where we are, what our performance has looked like recently, and describe for you what we believe to be the benefits of the Dean Foods transaction and what the resulting company will look like for what will be called the new Dean Foods. Let me first walk you through, again, an overview of how we are organized today and structured as a company. We have five operations in our company that are...make up our P&L on our balance sheet. The largest of those is the Suiza Fluid Dairy Group. It consists of 4.7 billion dollars in sales. It is primarily engaged in the business of processing and distributing fresh dairy products, milk and culture products. We do that through a network of 4,300 DSD routes, so we have a very dense direct store delivery distribution system and we're engaged in the manufacturing of private label brands for our customers, and our own brands for distribution or labels that we own in the marketplace. This is a business in which we own a 66.2% interest and which Dairy Farmers of America owns a 33.8% interest, so if you're looking at our P&L and you see a significant minority interest line item in the P&L, it relates primarily to DFA's 33.8% ownership in our business. The second business in our group is the Morningstar Foods business. This is our branded value added business. We own 100% of this business that has approximately 700 million dollars in sales. It is engaged primarily in the manufacturing of long shelf life branded value added dairy products, which are distributed through a national refrigerated warehouse system, owned by our customers or by warehouse companies that serve our customers, and we service our brands in-store through a...an extensive broker distribution network that we manage through our Morningstar operation. We also own a significant dairy operation in Puerto Rico, it has approximately 250 million dollars in sales. It is engaged primarily, again, in the distribution and manufacture of fresh dairy products, operates approximately 260 DSD routes on the island of Puerto Rico, and has approximately 67% share of the Puerto Rico marketplace. It is entirely a branded business on the island of Puerto Rico. We have recently, in February of last year, made our first foray into the international marketplace with the acquisition of 75% of a company called Leche Celta which is in the manufacturing and distribution, again, of fluid milk products. These are aseptically-manufactured products so they're shelf stable. This business has approximately 150 million dollars in sales and again operates through a warehouse distribution system. And then we own a 43% minority interest in a company called Consolidated Container, which is comprised of our previously wholly owned, rigid container, rigid plastic container manufacturing business, which has been merged with another business in which we received cash and a 43% continuing stake. We have, at Suiza today, a very broad system of manufacturing and distribution operations, and I'm going to talk about those quickly in the next couple of slides. We have plant operations in each of these states colored in in either blue or green or yellow and the little Suiza flags up there represent manufacturing operations. We have 80 plants in the United States and cover the bulk of the US population. In terms of distribution systems, we cover the territories that are shaded in light green with direct store delivery distribution from our fluid milk manufacturing plants and operations and we



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                  service those areas with the regional brand names that are located on the map. And you can see that of what you might have historically thought of as great and notable dairy brands from your past or childhood, if you grew up in various parts of the country represented by our distribution system, we own, I would say, the lion's share of those brands today and they continue to serve us extremely well. We are also a company that, as you noticed if you saw the press releases yesterday, is focusing increasingly on innovation. Now last year at this meeting I talked about our innovation in the fluid dairy group with our Milk Made Better products. We continue to roll those out into new marketplaces as we speak, and we are also investing very heavily in innovation in the Morningstar group. I think that the Morningstar management team has done an outstanding job of finding ways to leverage our manufacturing and distribution system and our marketing capabilities and finding ways to partner with people who own great brands that have applicability in the dairy case. Hershey's, I believe, is a terrific example of this. We launched a national Hershey's product in September of last year. It has quickly grown to be a very important part of our business and we believe it has absolutely fantastic prospects to grow in what is an 800 million dollar flavored milk category with, I believe, the best chocolate brand in America, so we're extremely excited about Hershey and it continues to grow. Yesterday we announced that we have entered into a licensing agreement and partnership with Proctor and Gamble to manufacture milk and coffee beverages under the Folgers Jakada name. Those products will be launched in the fourth quarter of this year, and again, we think this is a very large and growing market and one that we're excited about with the entrance of our new products into those marketplaces, and I'm sure you'll have the opportunity to see those at next year's meeting. We also have launched and are growing very rapidly, our soy milk brand of products under the Sun Soy label. Again, this is, I believe, a great success story for Morningstar. This is a category that is absolutely exploding in terms of its overall growth. We're the number two player in this category but growing very, very quickly in terms of our distribution and sales with respect to this product, and continually, I believe, elevating the brandedness of our company in a sense of value added components of our business, and I believe that what we saw yesterday in terms of the stock market's reaction to the Folgers announcement is the beginning of a recognition that this company has great prospects and abilities to continue to grow its margins and grow its company and sales through innovation, and these are just a few of the examples of the success that we have had so far in that arena. We have made our top priority as a management team delivering on our financial commitments to our shareholders and on our commitments of service and quality to our customers, and I'd like to review with you how we've done with respect to those commitments over the last year. Uh, we grew our sales in the year 2000 to 5.8 billion dollars. It was a terrific year with over 25% sales growth, driven primarily by our acquisition of the Southern Foods group. Margins increased 61 basis points from 1999 to the year 2000 up to 6.6% which are historically extremely high margins in this business and I think reflect the quality and the drive of our management team to deliver financial results. We grew diluted earnings per share by an excess of 20% last year to $3.86. We are very focused



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                  on free cash flow generation in this company. We generated 150 million dollars of free cash flow out of our business. That's after the payment of taxes, capital expenditures, every item we generated an excess of 150 million dollars of free cash flow, and we increased our returns on invested capital by 10 basis points over the year. The financial community and the financial press is starting to recognize us for the kind of performance that we delivered here over the last number of years, and just to give you a couple of quick examples, Fortune magazine in the fall puts out a tabulation of most admired companies from their reader base and their survey data. They break it down by industry category and in the food production category, Suiza Foods was head and shoulders among the Fortune survey, the most admired company in the industry, which I think is great recognition for a company as young as ourselves. And Forbes does a similar assessment based on its own survey and its own database. They call it the Platinum list and they group us in a somewhat broader category including food distributors and food manufacturers and they include not only food processors as Fortune does but also more branded companies, and again, we ranked third amongst that group behind Cisco and Performance foods, ahead of such companies as the William Rigley Company, McCormick, Sara Lee, and Hormel. So, we as a management team are extremely proud of the recognition that we're beginning to get for the financial performance that we have as our number one priority as a management team. Let me now turn the presentation over the Barry Fromberg who will, uh, who has the fun part of describing what our historical financial performance has been as a company.

(Barry) Got it. Uh, good morning everybody. As Gregg mentioned, I do think I have the most fun part of the presentation, cause I get to talk about the cash, and after all, that's why we're all here. So I would like to spend a few minutes showing you the money when it comes to Suiza Foods. And, uh, let me start off by talking about net sales, the left-hand part of this slide. Net sales have grown just under 50% a year over the last 5 years, from 1.2 billion dollars in 1996 to 5.8 billion dollars last year. Uh, now most of this growth does come from acquisitions but we are growing the business organically at a rate of about 3-4% a year. That's a combination of increased volume in our businesses as well as a shift in our mix to more value added businesses. But this is not a story of just growth
                  - this is a story of profitable growth and you see that on the right-hand side of this slide. Our operating income has actually grown faster than our sales at close to 58% a year because we are driving margin improvement. You can see the consolidated margins at the bottom of this page. They are business-leading because they do reflect a change in our mix of business over this 5-year period. We bought acquisitions that have lower margin businesses and folded them into our operations. We acquired and then divested our packaging business which actually had higher margins than our dairy operations. But overall, if you look at our core business, year in year out, we've been very successful at driving margin improvement in just about all of our operations. The left button isn't working. Did I get it? Got it. Um, moving down the income statement - earnings per share, this is one of the key benchmarks that we measure ourselves against. You



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                  can see on the left-hand side of the page our traditional
                  historical GAAP earnings per share growing 28% a year to $3.86 last year. Cash EPS which adjusts for goodwill amortization, which is intended to be a proxy for the new accounting pronouncements, purchase accounting and goodwill pronouncements that are coming out later this year, growing at about the same rate to $4.52. Comparing the two numbers last year, goodwill amortization accounted for 66 cents a share, or about 17% increase of our cash EPS over traditional EPS measures. Uh, another very important benchmark for us that Gregg mentioned is free cash flow. This is net income plus amortization and depreciation less capital expenditures less income contributed for Consolidated Containers since that is a non-cash item, so this is the true free cash flow that the businesses throw off. Now a portion of this cash is actually owned by DFA through their minority interests but this represents the total cash that the businesses generate to support our debt service to invest in the business and to fuel the growth of the company. And you can see that we've made extraordinary progress over the last few years growing from 20 million dollars in free cash flow in 1998 to over a 150 million dollars last year. Looking at our most recent quarter that we announced a few weeks ago, another very strong quarter for the company. Sales grew at 5.8%, actually a little higher than our run rate because of our pass through of higher raw material costs, operating income grew 8.5%, operating margins grew 15 basis points during the quarter, and earnings per share grew from 71 cents to 82 cents, or over 15% over prior year, and again that cash EPS also grew by about 15% and for the first quarter the goodwill amortization represented about 20 cents per share in the quarter. Free cash flow continues to grow at 46 million dollars this year versus 39 million last year, or an 18% increase over prior year. Looking at our balance sheet for a moment, we have total debt of about 1.3 billion dollars at March 31st. Most of that was in the dairy group. 1.18 billion dollars. We had about a billion dollars outstanding on our revolving credit facility with the balance being receivable debt and some subsidiary debt. The total facility available to us at the dairy group is 1.6 billion dollars so we had just about 500 million dollars available under that facility to fund the growth of the company going forward. The parent company debt is virtually all subsidiary debt. We have a 300 million dollar revolving credit facility available at the parent level. None of it was outstanding in March, so in total, we had over 800 million dollars of cash available under our revolving credit facilities to fund future growth. With our free cash flow paying down debt, our debt to EBITDA leverage ration continues to decline. We're now at 2.4 times debt to EBITDA which is a very comfortable level for us. And Wall Street has, I think, appreciated the performance of the company. This chart shows how our stock has performed since our IPO compared to the S&P 500. If you invested in our company at the IPO you would have earned about a 30% compounded rate of return over the 5-year period - just extraordinary performance for a company in our business. And, as we saw yesterday, we hope that that growth will continue over time. Our goals for 2001 as we stated publicly before, we think sales will continue to grow at a rate of 3-4% a year. EPS, we believe, will grow at double digits, 10-12%, and that assumes no acquisitions, no additional stock buy-back, and all we do with our free cash



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                  flow is pay down debt over the course of the year, which is probably the least strategic use of that capital. But on that basis, with our core assets today, we are comfortable that we could continue to grow earnings here 10-12% over 2001. And with that, I'd like to turn the presentation back to Gregg. Thank you very much.

 (Gregg) Thanks, Barry. Now let me spend a few minutes and walk you through the Dean Foods transaction and describe for you what I believe will be the benefits of the transaction to you as Suiza shareholders. First of all, the details of the transaction and how it's structured and the consideration. In terms of consideration, the deal with Dean Foods is 21 dollars per share in cash plus .429 shares of Suiza Foods common stock. At the time that the deal was announced, our stock was trading in the 48 dollar range. That implied evaluation for Dean's share of $40.92. Obviously, that has moved up as Suiza's stock has moved up since the announcement of the transaction. Basic share ownership following the completion of the transaction, and this is excluding the shares that will be issued when our trust converted preferred securities issue converts. What would be 65% ownership to the Suiza shareholders and 35% ownership in the Dean shareholders. Total value of the transaction at the date of the announcement was
                  2.5 billion dollars which includes one billion dollars of assumed debt on Dean's balance sheet. In conjunction with this transaction, we're also going to move to simplify our corporate structure, and also address what we believe would be some anti-trust concerns that would otherwise exist with respect to the consummation of this transaction. By redeeming the 33.8% interest that Dairy Farmers of America owns in our Suiza Fluid Dairy Group in exchange for 165 million dollars in cash and six plants in overlapping regions where Dean and Suiza both have significant shares in the fluid milk business. In terms of some of the non-financial issues around the transaction, the new name of the company will be Dean Foods Company. We at Suiza hate to give up our name. It's something we're very proud of and the reputation that we have built in the marketplace, but this is the right answer for the merge business. With the exception of our operations in Puerto Rico, we do not have a consumer franchise in the United States under the Suiza Foods name. Dean has a very, very substantial consumer franchise in the United States where the bulk of the combined companies' operations will be, and we believe that the identity between our corporate performance and the recognition and the performance of our brands in the marketplace is an important one and Dean Foods is the right name for this company. The headquarters of the company will be here in Dallas. Howard Dean will be chairman of the company until his retirement in the middle of next year, 2002. I'll be C.E.O. until that time and then will also assume the chairman title at the point in time that Howard turns 65. Board structure will look like ownership structure with Suiza having 10 of 15 directors and Dean having the remaining 5. What does the new Dean Foods look like following the consummation of this merger? Uh, first of all, the company will be an unparalleled leader in the dairy industry. We'll have approximately 10 billion dollars in sales in both dairy and specialty foods, and the company following integration of the two businesses will generate almost a billion dollars in EBITDA on an annual basis. The company will have truly national geographic reach, and I believe that there's a map back in here in a moment that will show you where our direct store delivery coverage will be in the dairy industry on a combined basis, and it reaches virtually the entire US population. We will have an even stronger portfolio of brands, both in the fluid dairy area and also in a value added segment of our business, and I think those brands will give us significantly larger and more capable platforms for the growth of our value added and higher margin branded business, whether it be in the dairy group or in the Morningstar area. And finally, we will have a deep and a very experienced management team, combining management teams from both of these very fine companies. And, in terms of the Suiza team, will bring to the party, I think, a track record and an experienced set with respect to integration of acquisitions and a seamless presentation of the new company to our customers that have served us extremely well over the last five years. How do you as shareholders of Suiza Foods see value creation in this transaction? Well, first of all, as always, in making acquisitions at Suiza Foods, we have been extremely disciplined here with respect to valuation, and because of that, we expect this transaction to be immediately accretive to the company in terms of the new accounting standards of cash earnings per share. In fact, in the first full year of ownership of this business, we expect the acquisition and merger of Dean Foods and Suiza to be 5-10% accretive to earnings per share. On a GAAP earnings basis because in terms of existing GAAP, because this will be accounted for as a purchase and will put a significant amount of good will on our balance sheet, we expect this transaction to be neutral to GAAP earnings per share in the first full year. We have expressed to the marketplace our belief that within the first 12 months of owning this business, we will capture 60 million dollars in synergies which will consist of significant corporate overhead savings, a more disciplined and focused approach to advertising and promotional spending, significant operating improvements in areas where our two businesses overlap and we'll have the opportunity to reduce facilities and capture enhanced operating performance in our operations, there will be some purchasing synergies that come out of this transaction and we are working hard to identify those and be prepared to capture them immediately, and then there will be a host of other smaller items that will contribute to our recognition of the 60 million dollars in synergies in the first full year. By the end of the third year we expect to capture 100 or 120 million dollars in synergies during the third full year of our ownership of the Dean operation, so we expect this business as we fully integrate it to become increasing accretive to earnings per share over time. In terms of other metrics that impact shareholder value and the balance sheet of our company going forward, let me note that over the next 5 years we expect the company to generate in excess of
                  1.5 billion dollars of free cash flow before debt service. So this will be a company that will have the ability to rapidly de-leverage its balance sheet following the consummation of this transaction. Because of that de-leveraging and the increasing portfolio of synergies that we expect to capture, we believe that this company will accelerate our earnings per share growth rate back up into the mid teens on a sustainable basis for the next several years. We will have a host of opportunities as we move forward to utilize our assets better. I expect that we will consolidate facilities, we will drive higher unit volumes through our most efficient operating facilities as we move forward, and we will recognize significant benefits in terms of distribution systems as we combine these two companies. So we expect that this will be a transaction that will keep on giving for a significant period of time. We will also have a company that has substantially greater both opportunities and resource to invest in innovation branding and in moving our company up the value added chain to look more like a traditional consumer package goods company, and we're extremely excited about that opportunity as we merge the two companies together. And finally, we'll have a company that has significantly greater market capitalization and I believe liquidity in its trading environment, which I believe will benefit all of our shareholders. In terms of Dean Foods, the new Dean Foods composition of sales, we'll be a company with approximately 5.5 billion dollars of traditional fresh milk and cream sales, or approximately 58% of our combined business. We will have a business in Morningstar, combining Morningstar with Dean's National Refrigerated Products group, with sales in excess of 1.1 billion dollars, or approximately 12% of our business. That will be a highly branded, highly value added aspect of our business, and a very, very significant contributor to earnings and growth going forward. We will be, on a combined basis, the third largest ice cream manufacturing and distribution company in the United States, with sales of close to a billion dollars in the ice cream and novelty business alone, or approximately 10% of our business. We believe that ice cream is an area where we have great opportunities to add value and to continue to drive margins forward in the size and scale that we'll have in combining our operations with Dean's, will make us, I believe, a very, very powerful platform in the more highly branded, highly value added ice cream business. We'll have a 600 million dollar cultured products business as part of our combined operation, and then we will have also significant juice, water and drink businesses, and pickle business, which Dean Foods operates as the leading private label manufacturer and food service manufacturer of pickles in the country. And then a couple of other smaller businesses that will round out the portfolio of approximately 10 billion dollars in sales. We will have a company that has not only a history of product innovation, but as I mentioned earlier, I believe, greater opportunities to innovate moving forward. On the Suiza side, we have introduced Milk Made Better products. They're growing in the marketplaces and expanding their distribution. Sun Soy, I mentioned earlier, Hershey's, our International Delight brand continues to grow at double-digit rates after ten years of such performance. And on the Dean Foods side, Dean has been a terrific innovator in packaging and small single-serve milk items with their Chug products, that is approximately a 200 million dollar brand. Dean also has the right to acquire and currently owns 38% of the Silk soy milk brand, which is the leading brand in the category, and when combined with Sun Soy will give us, I believe, and absolutely unassailable position in the soy milk category. Dean's also owns the Marie's salad dressing business and is the number one producer of branded dip items sold throughout the United States, so we'll have a broad portfolio of branded value added products that I believe we can build upon as we move forward. I mentioned the ubiquity of our distribution system. Uh, the combined companies will cover the areas shaded in green with the addition of the Dean's brands such as Land O'Lakes and Deans, and Mayfield that you see on this chart. And this is a company that frankly has the likes of which the dairy industry has never seen with the sort of geographic scope that we'll bring to bear that I believe allows us to match up with our national customers in a way that will continue to have us be the preferred supplier of fluid dairy products throughout the United States. Our system will consist of 137 plants over 600 DSD distribution routes, and over 30,000 employees in our fluid dairy operations. We do have some regulatory hoops and approvals that we're gonna have to jump through and acquire as we move forward to closing. The principal requirements will be approval from the Justice Department pursuant to our filing of a Hart-Scott-Rodino merger prenotification filing. We will both, as Michelle mentioned earlier, both companies have to acquire shareholder approval from our shareholders with respect to this transaction because of the stock nature of 50% of the consideration. We expect those conditions to be satisfied some time during the third and fourth quarter of this year, and that closing will happen before year end. So, in summary, in terms of delivering shareholder value, we at Suiza continue to focus on driving earnings per share growth and on building our free cash flow as our company and investing it wisely. In combining with Dean we are creating the unparalleled dairy leader in the industry, approximately four times as large as our next largest competitor. We believe we have a very, very solid growth strategy. That strategy is build around, first of all taking great care of our customers, delivering them with great quality products that are always available for sale to their customers, and then adding value in those areas where we can add value and create shareholder value at the same time in our product portfolio mix. We're a company with great growing and stable cash flows. We have, I believe, an outstanding history, particularly recently of product innovation, and we have a very robust new product pipeline. We have a management team that is heavily invested in this stock. We are utterly committed to delivering value to you as fellow shareholders day in and day out, and we are here to stay the course and do so in a manner that is both steady and progressive in terms of driving earnings growth in our business and creating value for you, our shareholders. With that, I would like to close the meeting in terms of our presentation and invite...Michelle, are you going to come back up to tally the votes or would you like me to do so?

(Michelle)        You're scheduled to do it.

(Gregg) I'm scheduled to do it. So I will do it. Mr. Asbury, as of 10:40 today, Thursday, May 17th, the polls are officially closed for each matter to be decided at this meeting. Will you please report the results of the ballot?

(Mr. Asbury)      Yes sir, Mr. Chairman. I have counted the ballots and the
                  results are as follows: The nominees for re-election to the Board of Directors, Mr. Alan J. Bernon, Mr. Gregg L. Engles,
                  Mr. Joseph S. Hardin, Jr., and Mr. P. Eugene Pender, each received the affirmative vote of a plurality of the votes cast in today's election.

                  The proposal to increase the number of shares of common stock issuable unto the Suiza Foods 1997 Employee Stock Purchase Plan from 250,000 shares to 500,000 shares received the affirmative vote of the majority of the shares having voting power present at this meeting in person or by proxy, and finally, the proposal to ratify the selection of Deloitte & Touche, L.L.P., as independent auditor for the fiscal year 2001 received the affirmative vote of the holders of the majority of the shares present in person or by proxy and entitled to vote at this meeting. Accordingly, each of the proposals has been approved by the requisite number of votes entitled to vote at this meeting.

(Gregg) Thank you. I now declare that all proposals have passed. At this time I would like to introduce Keith Flanigan and Mark Layton from Deloitte & Touche, L.L.P., who are available to answer any questions from any stockholders or proxies. Are there any questions for Messrs. Flanigan and Layton with respect to accounting matters of the company? Thank you, Keith. I'd now like to open the floor for any general questions. Are there questions of management or any other official or agent of the company at the meeting? If not, then the business for which this meeting was convened is now completed and the meeting is adjourned. Thank you for attending and please join us for a cup of coffee in the lobby. Thank you very much.